SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. __ /*/

The Amergence Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023610108

(CUSIP Number)

David L. Kahn
2670 E. Deyoung Drive
Fresno, CA  93720
(559) 325-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [ ].

/*/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) David L. Kahn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF (Conversion of Amergence debenture into 35,000,000 Amergence common shares

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,000,064 as of 10/6/2010

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 35,000,064 as of 10/6/2010

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000,064 as of 10/6/2010

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%

14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

Common Stock, The Amergence Group, Inc., 14220 N. Northsight Blvd, Suite 139, Scottsdale, AZ 85260.

Item 2. Identity and Background.

(a) Name: David L. Kahn

(b) Residence or Business Address:  2670 E. Deyoung Drive, Fresno, CA 93720

(c) Present principal occupation or employment: Attorney - Self-employed.

(d) During the last five years, Mr. Kahn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Kahn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) Citizenship: United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

PF-Personal Funds.

The source of funds was a convertible debenture of the Issuer for $333,123.74 as of 9/30/2010.

Item 4. Purpose of Transaction.

For David Kahn to sell the 35,000,000 Amergence shares in order to have David Kahn's debenture paid in full and to settle David Kahn's lawsuit agaainst Amergence.

Mr. Kahn has no plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) David L. Kahn owned (i) 35,000,064 shares of The Amergence Group, Inc. Common Stock or about 9.1% of the outstanding stock as of 10/6/2010.

(b) David L. Kahn owned 35,000,064 shares of The Amergence Group, Inc. Common Stock and he had the sole power to vote or direct the vote and the power to dispose or to direct the disposition of all of the 35,000,064 shares of the Company's Common Stock owned by him.

(c) David L. Kahn sold 26,394,339 of such Amergence common shares on 10/7, 10/8 and 10/11/2010, for net proceeds of about $364,885.

(d) David L. Kahn had the sole right to receive dividends and the proceeds of such stock and to direct their receipt and proceeds.

(e) On October 12, 2010, Mr. Kahn ceased to own more than 5% of the outstanding common shares of the issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Amergence Group, Inc.

None

Item 7. Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 15, 2010	By:	/s/ David L. Kahn

David L. Kahn, an individual